March 2, 2005

Mail Stop 03-05

Via US Mail and Facsimile

Mr. Ray M. Van Landingham
Chief Financial Officer
1801 Art Museum Drive
Jacksonville, Florida 32207

Re:	Patriot Transportation Holding, Inc.
	Form 10-K for the year ended September 30, 2004
Form 10-Q for the quarter ended December 31, 2004
	Commission file #: 000-17554

Dear Mr. Van Landingham:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *


Form 10-K for the year ended September 30, 2004

Statements of Income

1. We note your presentation of interest expense, net on the face of the statements of income. To the extent the individual amounts are material, please present interest income and interest expense as separate line items in future filings, rather than using the net presentation. See Rule 5-03.7 and 5-03.8 of Regulation S-X. Notes to the Financial Statements

Note 1.  Accounting Policies

2. We note that tires are accounted for as a prepaid expense and amortized over the life of the tires. Please supplementally tell us what the useful life of the tires is and if it is greater than one year, please tell us your basis for classifying the tires as a current asset.

Schedule II.  Valuation and Qualifying Accounts

3. We note from Schedule II that the accrued risk insurance and accrued health insurance reserve balances at the beginning of fiscal year 2003 and 2004 were significantly lower than the expenses incurred during the year. Based on this trend, please supplementally tell us how you estimate the accrual recorded each period. Additionally, tell us why you believe your reserve as of December 31,
2004 is adequate for the expected costs in 2005.

Form 10-Q for the period ended December 31, 2004

4. We note that you present a combined amount for cost of operations on the face of your statements of income on your Form 10-Q. In future filings, please break out the amount related to transportation and that related to real estate, to be consistent with the presentation of revenues.

Report on Form 8-K dated December 14, 2004

5. We note the disclosure indicating that the Company may be subject to claims for rescission associated with the acquisition of approximately 1,560 shares of common stock that were transferred to participants in the Company`s Profit Sharing and Deferred Earnings Plan during the past twelve months. Please tell us how the shares subject to possible rescission have been reflected in the Company`s
December 31, 2004 balance sheet. If they have been reflected in stockholders` equity at December 31, 2004, please explain in detail why you believe this classification is appropriate. We may have further comment upon receipt of your response. Also, in future filings, please disclose the existence of this contingency in the notes to the Company`s financial statements.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Lamoureux at 202-824-5663 or me at 202-942-1936 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Patriot Transportation Holding, Inc.
March 2, 2005
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